May 18, 2015
VIA EDGAR AND FEDERAL EXPRESS
Sonia Gupta Barros
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Ventas, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed February 13, 2015
File No. 1-10989

Dear Ms. Barros:
Set forth below are the responses of Ventas, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 5, 2015 from you to Debra A. Cafaro, the Company’s Chairman and Chief Executive Officer, with respect to the above-referenced filing.
For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by our response thereto.
Form 10-K for the Year Ended December 31, 2014
Funds from Operations and Normalized Funds from Operations, page 61

1.
We note that you reconcile Funds from Operations (FFO) from Net income attributable to common stockholders and it appears FFO represents FFO attributable to common stockholders. In future filings please revise the label of this non-GAAP measure to indicate that it is FFO attributable to common shareholders or tell us why this is not necessary.

As requested, the Company will use the labels “FFO attributable to common stockholders” and “Normalized FFO attributable to common stockholders” and continue to reconcile such non-GAAP measures to net income attributable to common stockholders in its future Exchange Act periodic reports.
Triple-Net Lease Expirations, page 69

2.
We note your disclosure that you re-leased to Kindred, transitioned to new operators or sold 107 of the 108 licensed healthcare assets whose lease terms with Kindred were scheduled to expire on September 30, 2014. Please tell us in your response whether you incurred any material leasing costs with respect to the renewal or transition of these expired leases. In future Exchange Act periodic reports, to the extent material, please provide disclosure on the amount of leases signed with new tenants in the reporting period and the costs of such leasing.

The Company incurred aggregate leasing costs of $4.5 million in connection with the re-leasing to Kindred Healthcare, Inc. (“Kindred”), transition to new operators or sale of the 107 licensed healthcare assets whose lease terms with Kindred were scheduled to expire on September 30, 2014. These costs were deferred on our consolidated

Ventas, Inc. (NYSE: VTR)    Main: 877-4VENTAS
353 North Clark Street, Suite 3300    www.ventasreit.com
Chicago, Illinois 60654

balance sheets and are being amortized over the respective lives of the new leases. These costs represented less than 0.025% of the Company’s total assets as of December 31, 2014 and were, therefore, immaterial to the Company’s financial condition. As requested, the Company will, to the extent material, provide disclosure on the amount of leases signed with new tenants and the costs incurred by the Company in connection with such leasing in its future Exchange Act periodic reports.
Definitive Proxy Statement on Schedule 14A
Transactions with Related Persons, page 17

3.
We note the disclosure of the aggregate annual rent Sutter Health paid in 2014. Please tell us how you determined that the company should disclose only the aggregate annual rent rather than the aggregate amount of lease payments based on Instruction 3(a) to Item 404(a) of Regulation S-K.

The Company determined that its ownership of two medical office buildings (“MOBs”) that are 100% leased to Sutter Health, for whom Robert D. Reed served as Senior Vice President and Chief Financial Officer during 2014, did not constitute a transaction with a related person that was required to be disclosed in accordance with Item 404 of Regulation S-K. In particular, Mr. Reed did not have a material direct or indirect interest in the transaction, as the aggregate amount of all rent payments due to the Company from Sutter Health on or after January 1, 2014 was $63.5 million, or less than 0.7% of Sutter Health’s annual revenues (Sutter Health reported $10.2 billion of operating revenues in 2014). However, the Company disclosed the lease transactions in its Definitive Proxy Statement because the transactions had been approved by the Company’s Audit Committee pursuant to the Company’s written Policy on Transactions with Related Persons.
We hope that the foregoing has been responsive to the Staff’s comments. The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments or wish to discuss further the foregoing responses to your May 5, 2015 letter, please call me at (312) 660-3725.
Very truly yours,
/s/ Robert F. Probst

Robert F. Probst
Executive Vice President and Chief Financial Officer

cc:	Debra A. Cafaro, Chairman and Chief Executive Officer of Ventas, Inc.
T. Richard Riney, Executive Vice President, Chief Administrative Officer and General
Counsel of Ventas, Inc.